UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D/A
THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)*

Liberator Medical Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

53012L108

(CUSIP Number)

Tushar Shah
c/o Kinderhook GP, LLC
One Executive Drive
Suite 160
Fort Lee, NJ 07024
201-461-0955

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications)

June 4, 2010

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13D-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	53012L108

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook Partners, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.90%

14.	TYPE OF REPORTING PERSON*

PN

*(SEE INSTRUCTIONS)

CUSIP No.	53012L108

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Kinderhook GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.90%

14.	TYPE OF REPORTING PERSON*

OO

*(SEE INSTRUCTIONS)

CUSIP No.	53012L108

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Tushar Shah

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.90%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	53012L108

1.	NAME OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Stephen J. Clearman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a)  ☐
(b)  ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,666,667

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER	☐

4,666,667

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,666,667

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.90%

14.	TYPE OF REPORTING PERSON*

IN, HC

*(SEE INSTRUCTIONS)

CUSIP No.	53012L108

Item 1.	Security and Issuer.

This Amendment No. 1 to the Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.001 per share (the “Common Stock”) of Liberator Medical Holdings, Inc., a Nevada corporation (the “Issuer”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended.  The principal executive offices of the Issuer are located at 2979 SE Gran Park Way, Stuart, Florida 34997.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 hereby is supplemented as follows:

Reference is made to Item 4 herein and hereby is incorporated by reference.

Item 4.	Purpose of Transaction.

Item 4 hereby is supplemented as follows:

As previously described in the Schedule 13D, Mark A. Libratore, the Issuer’s President, Chairman and Chief Executive Officer, entered into a Stockholders Agreement on March 9, 2010 with Kinderhook Partners, L.P. (the “Partnership”), pursuant to which Mr. Libratore agreed to vote his shares of common stock of the Issuer in favor of the election of a director to be designated by the Partnership. On June 4, 2010, Morgan Duke, an associate of the Partnership, was elected to the Board of Directors of the Issuer.  The description of the Stockholders Agreement herein is a summary and qualified in its entirety by the terms of the Stockholders Agreement, which previously was filed as an exhibit to the Schedule 13D.

In connection with the Partnership’s election of Mr. Duke to the Board of Directors of the Issuer, Kinderhook Capital Management LLC (“Kinderhook Capital”), an affiliate of the Partnership, will receive an annual fee of $10,000, payable quarterly and $1,000 for each Board meeting attended.  In addition, on June 4, 2010, Kinderhook Capital was granted an option to purchase 50,000 shares of the Issuer’s Common Stock at $1.55 per share, the closing Bulletin Board sale price on June 4, 2010, vesting semi-annually over two years beginning on December 4, 2010.  Mr. Shah and Mr. Clearman have the shared voting and dispositive power over securities held by Kinderhook Capital.

Item 5.	Interest in Securities of the Issuer.

Items 5(a), (b) and (c) hereby are amended and restated as follows:

(a), (b)  According to the Issuer’s most recent report on Form 10-Q, there were 39,198,333 shares of Common Stock issued and outstanding as of May 5, 2010.  Based on such information, the Reporting Persons report beneficial ownership of the following shares of Common Stock:

The Partnership reports beneficial ownership of 4,666,667 shares of Common Stock, representing 11.90% of the Common Stock outstanding.

The Partnership has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

The Partnership specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein.

The General Partner reports beneficial ownership of 4,666,667 shares of Common Stock, representing 11.90% of the Common Stock outstanding.

The General Partner has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

The General Partner specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of its pecuniary interest therein, if any.

Mr. Shah may be deemed to be the beneficial owner of 4,666,667 shares of Common Stock,  representing 11.90% of the Common Stock outstanding.

Mr. Shah has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

Mr. Shah specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

Mr. Clearman may be deemed to be the beneficial owner of 4,666,667 shares of Common Stock, representing 11.90% of the Common Stock outstanding.

Mr. Clearman has the sole power to vote or direct the vote of 0 shares of Common Stock; has the shared power to vote or direct the vote of 4,666,667 shares of Common Stock; has sole power to dispose or direct the disposition of 0 shares of Common Stock; and has shared power to dispose or direct the disposition of 4,666,667 shares of Common Stock.

Mr. Clearman specifically disclaims beneficial ownership in the shares of Common Stock reported herein except to the extent of his pecuniary interest therein, if any.

(c)  Except as described herein, none of the Reporting Persons has effected any transaction in Common Stock of the Issuer in the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 hereby is supplemented as follows:

Reference is made to Item 4 herein and hereby is incorporated by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  June 11, 2010

KINDERHOOK PARTNERS, L.P.*

By:	/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Title:	Managing Member

KINDERHOOK GP, LLC*

By:	/s/ Stephen J. Clearman
Name:	Stephen J. Clearman
Title:	Managing Member

/s/ Tushar Shah*
Name:	Tushar Shah

/s/ Stephen J. Clearman*
Name:	Stephen J. Clearman

*The Reporting Persons disclaim beneficial ownership in the shares reported herein except to the extent of their pecuniary interest therein.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).